UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBEX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

CISCO SYSTEMS, INC. (Parent of Offeror)

WONDER ACQUISITION CORP. (Offeror)

(Name of Filing Persons)

Common Stock, par value $0.001 per share	94767L 10 9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dennis D. Powell

Senior Vice President and Chief Financial Officer

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

(408) 526-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
Mark Chandler, Esq.		Daniel J. Winnike, Esq.
Senior Vice President, Legal Services,		Douglas N. Cogen, Esq.
General Counsel and Secretary		Fenwick & West LLP
Cisco Systems, Inc.		Silicon Valley Center
170 West Tasman Drive		801 California Street
San Jose, California 95134		Mountain View, California 94041
(408) 526-4000		(650) 988-8500

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,851,485,777.00	$87,540.62

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $57.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$87,540.62	Filing Party:	Cisco Systems, Inc. and Wonder Acquisition Corp.
Form or Registration No.:	SC TO-T	Date Filed:	March 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on March 27, 2007, as amended (the “Tender Offer Statement”), and relates to the offer by Wonder Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of WebEx Communications, Inc., a Delaware corporation (“WebEx”), at a purchase price of $57.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Letter of Transmittal,” and the Letter of Transmittal and the Offer to Purchase, together constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of March 15, 2007 (the “Merger Agreement”), among Cisco, the Purchaser and WebEx.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4 and 11. Summary Term Sheet, Terms of the Transaction and Additional Information.

Items 1, 4 and 11 of the Tender Offer Statement are hereby amended and supplemented by adding the following to the end thereof:

“On May 4, 2007, Cisco announced that the Purchaser is extending the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 Midnight, New York City time, on Monday, May 21, 2007 (which is the end of the day on May 21, 2007). The Offer had been previously scheduled to expire at 12:00 Midnight, New York City time, on Monday, May 7, 2007. The Depositary has advised Cisco and the Purchaser that, as of 3:00 p.m., New York City time, on Friday, May 4, 2007, an aggregate of approximately 35 million Shares had been tendered into, and not withdrawn from, the Offer.”

Item 12. Exhibits.

Item 12 of the Tender Offer Statement is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(v) Press Release issued by Cisco on May 4, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WONDER ACQUISITION CORP.

By:	/s/ Dennis D. Powell
Name:	Dennis D. Powell
Title:	Vice President and Chief Financial Officer

CISCO SYSTEMS, INC.

By:	/s/ Dennis D. Powell
Name:	Dennis D. Powell
Title:	Senior Vice President and Chief Financial Officer

Dated: May 4, 2007